Filed by Fusion Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Fusion Acquisition Corp.

Commission File No. 001-39346

Date: February 16, 2021

On February 12, 2021, Dee Choubey, Chief Executive Officer of MoneyLion, Inc. (“MoneyLion”), interviewed with Cheddar. A copy of the transcript of the interview is set forth below.

MoneyLion Announces Plans to Go Public Via SPAC Merger February 12, 2021

Corporate Speakers:

•	Kristen Scholer; Senior Anchor; Cheddar

Participants:

•	Dee Choubey; Co-Founder and CEO; MoneyLion

PRESENTATION

Kristen Scholer^ Mobile banking platform MoneyLion is cashing in and going public via SPAC. The Company announcing today that it’s going to be going public following a merger with a blank check company Fusion Acquisition Corp., valuing the combined Company at $2.4 billion with over $500 million in cash to fund growth.

And joining me now is Dee Choubey, Co-Founder and CEO at MoneyLion. Dee, it’s good to see you this afternoon. Congratulations

Dee Choubey^ Thank you.

QUESTIONS AND ANSWERS

Kristen Scholer^ Why is now the right time to do this via SPAC?

Dee Choubey^ Well, look, from our perspective every trend that we’ve been talking about with fintech with our investors for the last 10 years played out through the pandemic. And a lot is going on right now in society and we’re seeing that Americans are really changing the way that they interact with their financial lives. And because of some of those tailwinds through the pandemic we saw incredible growth in our platform.

We increased our financial accounts to 1.4 million across 7.5 million registered users. And we grew our net revenue, as we put in our filing today, over 200% year-over-year.

So, as we looked at the fundamentals of the business, Kristen, what we saw as a management team, as a board, was now is the time for us to accelerate and really increase the awareness of MoneyLion to what we believe are 100-plus million Americans that are disadvantaged by the current financial system.

Kristen Scholer^ We know that this pandemic has been extremely challenging. Even before that I agree with you.

Clearly there were people being left out of this financial system. I guess to that end, Dee, Bitcoin has been a popular topic of conversation. Certainly this week with Elon Musk making a major investment on Tesla’s behalf.

Can Bitcoin be traded, invested and saved on your platform? And given the recent surge that we’ve seen in popularity and demand for this cryptocurrency, is it something that you’re looking to work with further down the road?

Dee Choubey^ Yes, look, our mission is to provide financial access to hard working Americans who are always looking to get access to things that historically have been reserved for the top 1%.

So, if you look at our platform today we are categorically a leading digital bank but we also have a robo-advisor. We believe that for 90% of our Americans we’re their first investment account. But that first investment account has to have guardrails.

So really we don’t do single stock trading today but we have ETF portfolios that allow our customers to engage with their first financial account. They start telling us their goals, their preferences, when they want to retire.

Now over time we believe that cryptocurrencies are an incredibly efficient way for our consumers to get started. So what we will be doing is we will be putting a lot of guardrails. Our first crypto platform will be released in 2021, we’re super excited about it. But it will be linked to our digital banks.

So the more you -- when you swipe your card you can round up into Bitcoin and popular coins, we’ll have a crypto wallet that our consumers can interact with. And it’s all about engaging, it’s all about learning about different asset classes all in the context of what is the overall amount of risk that I as a consumer should take. All around this idea of getting better financially so I can live a better life.

Kristen Scholer^ We know that the fintech space is certainly a crowded one, Dee, so for anyone who’s not yet familiar with MoneyLion or might have another fintech service of -- they’re using right now. What would you explain to them is the special sauce that your Company has?

Dee Choubey^ Yes, look, we think of ourselves as a technology company first and a data science company second. So if you look at the problem with the very largest banks, they’ll create very nice one-size-fits-all products. But because we built a purpose -- a purpose built technology stack and because we marry that with a unique consumer data insight, we’re actually able to deliver financial products that are contextualized and personalized for each individual.

So imagine your bank morphing for you. So we’re actually able to ingest the data about our customer and provide you the incredibly unique personal journey in terms of some days you may want to invest, other times you actually need to figure out how to take care of a liability. So we have credit products as well and we tailor those credit products based on exactly the amount of units of credit that you need, not a one-size-fits-all approach.

And that platform approach is really working. We’re able to show that customers are opening a first financial account and then they’re taking a second one, a third one and fourth one. And that’s really driving this idea that MoneyLion could become our consumer’s primary financial bank account.

Kristen Scholer^ Dee, is there a way for your platform to take advantage of the growing retail trading that we see in this market?

Dee Choubey^ Yes, look, I mean so we’re seeing a lot of inflows into our what colloquially is known as a robo-advisor, but it’s our digital wealth management capability. Our approach has been slightly different, slightly contrarian. We believe that for the middle income American household when you’re starting off with just your first $1,000, $5,000, $10,000, that it ought to be invested in a managed way, in a diversified way.

But that said, we are seeing lots of demand for a thematic portfolios which could be more tilted toward future innovation or different types of ESG portfolios. And the satellite portion, that’s where we’re going to be introducing our crypto platform where consumers will be able to really round up their purchases when they’re already spending inter-cryptocurrencies as well as add more to it over time.

Kristen Scholer^ So obviously a SPAC is just a step along the way, Dee, what are the longer term plans for your Company?

Dee Choubey^ Yes, look, this is -- on behalf of our customers, we’re super -- customers and our employees, we’re super excited. But -- as you said, this is the beginning of our journey.

We believe that the bank of the future is a destination, it’s a lifestyle play. We want to build MoneyLion into that destination where our members are spending 60, 90, 120 seconds daily. And with that in mind, our technology is built, we’re super proud of it, and that allows us to really continue to add more capabilities to the platform.

In 2021 we will be launching a “buy now, pay later” capability. We’ll be launching a secured credit card, as well as what I was just talking about our crypto rewards platform.

Kristen Scholer^ All right. Well, congratulations on the announcement, Dee. We’re going to be watching and we certainly hope that’ll join us again. That’s Dee Choubey, Co-Founder and CEO at MoneyLion.

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